Exhibit 12.1

Consolidated Ratios of Earnings to Fixed Charges

	Six Months Ended June 30,		Year Ended December 31,
	2014		2013		2012		2011		2010		2009
Excluding interest on deposits	12.1	x	15.4	x	12.1	x	7.1	x	4.7	x	4.6	x
Including interest on deposits	5.0	x	4.7	x	4.1	x	2.7	x	1.9	x	1.5	x